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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GUILFORD MILLS, INC.
(Name of Subject Company (Issuer))

GMI MERGER CORPORATION
GMI HOLDING CORPORATION

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

401794201
(CUSIP Number of Class of Securities)

MARK A. NEPORENT
CERBERUS CAPITAL MANAGEMENT, L.P.
299 PARK AVENUE
NEW YORK, NY 10171
(212) 891-2100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

COPY TO:

MARC WEINGARTEN
SCHULTE ROTH & ZABEL LLP
919 THIRD AVENUE
NEW YORK, NEW YORK 10022
(212) 756-2000

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE**
$107,788,007.00	$13,656.74

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (A) $19.00, the tender offer price, and (B) 5,501,053, the number of shares of common stock of Guilford Mills, Inc. ("Guilford") outstanding as of February 23, 2004, plus, 172,000, the number of shares of Guilford common stock issuable on the exercise of outstanding options. The calculation of the filing fee is based upon Guilford's representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of February 23, 2004.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.01267% of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO"), relates to an offer by GMI MERGER CORPORATION, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of GMI HOLDING CORPORATION, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares") of Guilford Mills, Inc., a Delaware corporation ("Guilford"), at a price of $19.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent. The information set forth in the Offer to Purchase is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (A)
  NAME AND ADDRESS.

        The information set forth under Section 8 (Certain Information Concerning Guilford) in the Offer to Purchase is incorporated herein by reference.

  (B)
  SECURITIES.

        The information set forth in the Offer to Purchase under Introduction, Section 1 (Terms of the Offer), Section 8 (Certain Information Concerning Guilford) and Section 10 (Source and Amount of Funds) is incorporated herein by reference.

  (C)
  TRADING MARKET AND PRICE.

        The information set forth in the Offer to Purchase under Section 6 (Price Range of Shares of Guilford Common Stock) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (A)
  NAME AND ADDRESS.

        The information set forth in the Offer to Purchase in Section 9 (Certain Information Concerning Purchaser, Parent and Cerberus) and Schedule I (Directors and Executive Officers of Purchaser, Parent and Cerberus) is incorporated herein by reference.

  (B)
  BUSINESS AND BACKGROUND OF ENTITIES.

        The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning the Purchaser, Parent and Cerberus) and Schedule I (Directors and Executive Officers of Purchaser, Parent and Cerberus) is incorporated herein by reference.

  (C)
  BUSINESS AND BACKGROUND OF NATURAL PERSONS.

        The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning the Purchaser, Parent and Cerberus) and Schedule I (Directors and Executive Officers of Purchaser, Parent and Cerberus) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (A)
  MATERIAL TERMS.

        The information set forth in the Offer to Purchase under Introduction, Section 1 (Terms of the Offer), Section 2 (Procedures for Tendering Shares of Guilford Common Stock in the Offer), Section 3 (Withdrawal Rights), Section 4 (Acceptance for Payment and Payment for Shares of Guilford Common Stock), Section 5 (Certain Material United States Federal Income Tax Consequences), Section 10 (Source and Amount of Funds), Section 12 (Purpose of the Offer and the Merger; Plans for Guilford; the Merger Agreement; The Support Agreements; the Confidentiality Agreements); Section 13 (Certain Conditions to the Offer) and Section 14 (Certain Legal Matters) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (A)
  TRANSACTIONS.

        The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning Purchaser, Parent and Cerberus) and Section 11 (Background of the Offer) is incorporated herein by reference.

  (B)
  SIGNIFICANT CORPORATE EVENTS.

        The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning Purchaser, Parent and Cerberus) and Section 11 (Background of the Offer) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (A)
  PURPOSES.

        The information set forth in the Offer to Purchase under Section 12 (Purpose of the Offer and the Merger; Plans for Guilford; The Merger Agreement; The Support Agreements; The Confidentiality Agreement) is incorporated herein by reference.

  (B)
  PLANS.

        The information set forth in the Offer to Purchase under Section 7 (Effect of the Offer on the Market for Guilford Common Stock; Exchange Act Registration of Guilford Common Stock) and Section 12 (Purpose of the Offer and the Merger Agreement; Plans for Guilford; The Merger Agreement; The Support Agreements; the Confidentiality Agreement) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information set forth in the Offer to Purchase under Section 10 (Source and Amount of Funds) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (A)
  SECURITIES OWNERSHIP.

        The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning Purchaser, Parent and Cerberus) is incorporated herein by reference.

  (B)
  SECURITIES TRANSACTIONS.

        The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning Purchaser, Parent and Cerberus) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (A)
  SOLICITATIONS OR RECOMMENDATIONS.

        The information set forth in the Offer to Purchase under Section 15 (Fees and Expenses) is incorporated herein by reference.

  (B)
  EMPLOYEES AND CORPORATE ASSETS.

        Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

        Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

  (A)
  AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.

        The information set forth in the Offer to Purchase under Section 7 (Effect of the Offer on the Market for Guilford Common Stock; Exchange Act Registration of Guilford Common Stock), Section 12 (Purpose of the Offer and the Merger; Plans for Guilford; The Merger Agreement; The Support Agreements; the Confidentiality Agreement) and Section 14 (Certain Legal Matters) is incorporated herein by reference.

  (B)
  OTHER MATERIAL INFORMATION.

        Not applicable

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DOCUMENT
(a)(1)	Offer to Purchase, dated March 5, 2004.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(7)
Text of Joint Press Release, issued by Cerberus and Guildford, dated February 27, 2004, regarding the proposed transaction between GMI Merger Corporation, GMI Holding Corporation and Guilford Mills, Inc.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of February 27, 2004, among GMI Merger Corporation, GMI Holding Corporation and Guilford Mills, Inc.
(d)(2)	Support Agreement, dated as of February 27, 2004, by and among GMI Holding Corporation, GMI Merger Corporation, Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P.
(d)(3)	Support Agreement, dated as of February 27, 2004, by and among GMI Holding Corporation, GMI Merger Corporation, The Prudential Insurance Company of America.
(d)(4)	Confidentiality Agreement, dated November 25, 2003, among GMI Holding Corporation and Cerberus.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMI MERGER CORPORATION
By:	/s/ DEV B. KAPADIA Name: Dev B. Kapadia Title: Vice President
GMI HOLDING CORPORATION
By:	/s/ DEV B. KAPADIA Name: Dev B. Kapadia Title: Vice President

Date: March 5, 2004

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